ENCANA CORPORATION

Proxy for the Meeting of Holders of $100,000,000 aggregate principal amount of
5.95% Medium Term Note Debentures due June 2, 2008 (the “5.95% Notes”)

The undersigned noteholder of EnCana Corporation (the “Corporation”) hereby appoints John D. Watson of Calgary, Alberta, or failing him, Thomas G. Hinton of Calgary, Alberta, or failing him, Gerald T. Ince of Calgary, Alberta with full power of substitution, or instead of any of them, _____________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the 5.95% Notes of the Corporation which the undersigned may be entitled to vote at the meeting of holders of the 5.95% Notes (the “Meeting”) to be held on Monday, August 8, 2005, and at any adjournment or adjournments thereof, with all the powers which the undersigned could exercise if personally present. A noteholder has the right to appoint a person to attend and act on his behalf at the Meeting and at any adjournment or adjournments thereof other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person’s name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote the 5.95% Notes represented by this proxy at the Meeting and at any adjournment or adjournments thereof as follows:

1.	To vote FOR ☐ or AGAINST ☐ (or, if no specification is made, FOR) the extraordinary resolution, as described in the information circular dated July 12, 2005 (the “Noteholders’ Circular”).

2.	In the discretion of the proxyholder in respect of any amendments or variations to matters identified in the Notice of Meeting included within the Noteholders’ Circular and on all other matters that may properly come before the Meeting or any adjournment or adjournments thereof.

The 5.95% Notes represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. If no direction is given, the 5.95% Notes represented by this proxy will be voted “FOR” Item 1 above. If any other business or amendments or variations to the matters identified in the Notice of Meeting included within the Noteholders’ Circular properly come before the Meeting or any adjournment or adjournments thereof, then discretionary authority is conferred upon the person appointed in this proxy to vote in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and the Noteholders’ Circular.

Dated	, 2005

Signature

Name (please print)

Principal Amount of 5.95% Notes (if known): $

PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE MARKED “ATTN: PROXY DEPARTMENT”

Notes:

1.	In order for this proxy to be effective, this proxy must be executed by the holder of 5.95% Notes or attorney of such person authorized in writing or, if the holder of 5.95% Notes is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed postage prepaid self-addressed envelope or otherwise delivered to CIBC Mellon Trust Company, at 600, 333 — 7th Avenue S.W., Calgary, Alberta T2P 2Z1 Attention: Proxy Department to reach the addressee no later than 3:00 p.m. (Calgary time) on August 5, 2005, or, if the Meeting is adjourned, by 3:00 p.m. (Calgary time) on the business day prior to the date of the adjourned meeting, or any further adjournment or adjournments thereof. If a date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Corporation with the Noteholders’ Circular.

2.	The signature of the holder of 5.95% Notes should be exactly the same as the name in which such 5.95% Notes are registered.

3.	Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of 5.95% Notes is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.